EXHIBIT 99.64

August 6, 2020

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Newfoundland and Labrador, Service NL

Dear Sirs/Mesdames:

Re:	High Tide Inc.

Change of Auditor Notice dated July 31, 2020

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountants

cc: The Board of Directors, High Tide Inc.